December 17, 2019

J. Shea Morgenroth
Chief Financial Officer
Hines Global Income Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

       Re: Hines Global Income Trust, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 29, 22019
           File No. 000-55599

Dear Mr. Morgenroth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:    A. Gordon Findlay, Chief Accounting Officer